April 1, 2022

VIA EDGAR

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re: Golden Sun Education Group Limited

Amendment No. 5 to Registration Statement on Form F-1

Filed February 11, 2022

File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated March 10, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.	Please revise the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs (although they have subsequently been divested), or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please revise the eleventh paragraph to state, as you do on page 15, that Mr. Xueyuan Weng will have the ability to control the outcome of matters submitted to your shareholders for approval, including the election of your directors and the approval of any change in control transaction.

Response: We acknowledge Staff’s comment and revised the cover page to provide a description of how cash is transferred through our organization, including whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs, or to investors. We provided cross-references to the condensed consolidating schedule and the consolidated financial statements. We also revised the eleventh paragraph, to state that Mr. Xueyuan Weng will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction, with the exception of any special resolutions, as such terms are defined in the amended and restated memorandum and articles of association of the Company, that require to be passed by a majority of not less than two-thirds of shareholders who are eligible to vote.

Our Past Performance, page 5

2.	Please revise to add net income or loss to the associated tables.

Response: We acknowledge Staff’s comment and added net income or loss to the associated tables on pages 5 and 75 of the Amendment.

The PRC Education Industry, page 5

3.	We note that certain of your tutorial centers are registered as for-profit and others as not-for-profit and to date such designation has not affected your operations and revenue. Given the company's divestiture of private schools providing compulsory education and the company's increased focus on tutorial services, please revise to quantify the portion of your revenue which is generated from for-profit versus not-for-profit schools. Please provide enough information so investors can appreciate the portion of your remaining revenue stream which may be subject to further governmental restrictions or regulations.

Response: We acknowledge Staff’s comment and revised disclosure on page 5 of the Amendment to include the amounts and percentages of revenues generated from for-profit and not-for-profit entities, so investors can appreciate the portion of our remaining revenue stream which may be subject to further governmental restrictions or regulations.

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors, page 6

4.	We note your risk factor on page 27 (third paragraph) contains additional information regarding whether you believe the company may be subject to a cybersecurity or network data security review. Please revise this section to address these potential reviews and why you do not believe you will be subject to such reviews.

Response: We acknowledge Staff’s comment and revised disclosure on page 6 of the Amendment to address these reviews and why we do not believe we will be subject to such reviews.

Prospectus Summary

Summary of Risk Factors, page 8

5.	We note your references to the page numbers on which the more detailed risk factors appear. Please revise to provide these cross-references by identifying the more detailed risk factors by title.

Response: We acknowledge Staff’s comment and revised the “Summary of Risk Factors” to provide cross-references by identifying the more detailed risk factors by title and removed references to the page numbers on which the more detailed risk factors appear.

Selected Condensed Consolidated Financial Schedule of Golden Sun Cayman and Its

Subsidiaries and VIEs, page 12

6.	Please revise your schedules to disaggregate the results, financial position, and cash flows for your WFOE, Hong Kong, and PRC subsidiaries, separately.

Response: We acknowledge Staff’s comment and revised the schedules to disaggregate the results, financial position, and cash flows for WFOE, Hong Kong, and PRC subsidiaries, separately.

7.	Please revise your condensed consolidated statements of income to present major line items, such as cost of goods/services and subtotals.

Response: We acknowledge Staff’s comment and revised the condensed consolidated statements of income to present major line items, such as cost of goods/services and subtotals.

8.	We note from page F-19 that you received economic benefits from Chongwen Middle School and Ouhai Art School prior to their divestiture. Please present intercompany balances, activities, and cash flows separately within your schedules, including amounts related to the economic benefits received from the VIEs.

Response: We acknowledge Staff’s comment and revised schedules to present intercompany balances, activities, and cash flows separately, including amounts related to the economic benefits received from the VIEs.

Consolidated Balance Sheets, page F-3

9.	Please tell us your basis for recording your “deemed distribution” as a reduction of Equity. In this regard, we note from your disclosure on page 56 that you sold all of your shares in Golden Sun Shanghai to certain investors and do not appear to reflect a deemed distribution to all shareholders.

Response: The Company respectfully advises the Staff that the Company sold all of its shares in Golden Sun Shanghai (the “Divestiture”) to the Company’s CEO, Mr. Xueyuan Wen, who is the controlling shareholder of the Company, and his wife, for a nominal consideration of Hong Kong Dollar 100,000 (approximately $12,845) (the “Nominal Proceed”). Since the Divestiture transaction was under common control with no commercial substance, the difference between the carrying amount of the consolidated net assets of Golden Sun Shanghai and the Nominal Proceed at the time of the Divestiture was accounted as a reduction of additional paid-in capital (the “Deemed Distribution”) in accordance with ASC805-50-30-5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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